Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES OF THE COMPANY AND SUBSIDIARIES
Our ratio of earnings to fixed charges for the periods indicated below were as follows:

	Six
	months
	ended
	June 30,	Year ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings from continuing operations before income taxes, minority interest and cumulative effect of accounting change	$490	$1,042	$868	$698	$397	$291
Fixed Charges	62	126	149	162	161	168
Capitalized interest adjustment	1	4	6	5	(3)	(6)
Undistributed earnings adjustment	(11)	(10)	(9)	(6)	(7)	(7)

Earnings	542	1,162	1,014	859	548	446

Ratio of earnings to fixed charges	8.7	9.2	6.8	5.3	3.4	2.7